Exhibit 99.1

Ability Inc. Announces Receipt of Delisting Determination from Nasdaq Staff; Company to Request Hearing

TEL AVIV, ISRAEL, July 13, 2018 (GLOBE NEWSWIRE) -- Ability Inc. (NASDAQ: ABIL) (the “Company”), a leading provider of innovative tactical communications intelligence solutions, today announced that it received a letter from the Listing Qualifications Department of The Nasdaq Stock Market (the “Staff”) indicating that the Company did not meet the Staff’s July 11, 2018 deadline to regain compliance with Nasdaq Listing Rule 5550(b)(1) due to the Company’s failure to maintain a minimum of $2,500,000 in shareholders’ equity or any alternatives to such requirement.

As a result, the Company would be subject to delisting on July 23, 2018 unless it requests a hearing before a Nasdaq Listing Qualifications Panel (the “Panel”).

The Company intends to request a hearing before the Panel at which it will present its plan of compliance and request a further extension of time. The Panel has the discretion to grant the Company up to an additional 180 calendar days from July 12, 2018 to regain compliance.

This request will ordinarily automatically stay any delisting or suspension action pending the issuance of a final decision by the Panel; however, the Nasdaq has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the Company’s ordinary shares, or suspend or delist securities. There can be no assurance that the Panel will ultimately grant an extension of the compliance period.

About Ability Inc.

Ability Inc. is the sole owner of Ability Computer & Software Industries Ltd. (“Ability”) and Ability Security Systems Ltd.

Headquartered in Tel Aviv, Israel, Ability was founded in 1994. Ability provides advanced interception, geolocation and cyber intelligence tools used by security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide. Ability has sold to governments and government agencies in over 50 countries. Ability offers a broad range of lawful interception, decryption, cyber and geolocation solutions for cellular and satellite communication, including ULIN, or Ultimate Interceptor, which to our knowledge, is the first-to-market SaaS strategic interception system with voice and geolocation capabilities without geographic limitation. State-of-the-art technology underpins Ability’s scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers’ needs. Additional information regarding Ability may be found at http://www.interceptors.com.

Caution Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contact at Ability:

Avi Levin
CFO
+972-3-2879777
avi@ability.co.il